# HSBC ◪

June 2014
Free Writing Prospectus
Registration Statement No. 333-180289
June 6, 2014
Filed Pursuant to Rule 433

## STRUCTURED INVESTMENTS
### Callable Leveraged Steepener Notes due June 27, 2029

The notes offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. For the first year of the term of the notes, the notes will pay quarterly interest payments at a fixed rate of 7.00% per annum. After the first year, the notes will pay quarterly interest payments at a variable rate per annum equal to at least 4.25 (to be determined on the pricing date) times the difference, if any, between the 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate, subject to a cap of 7.00% per annum. The notes are callable at our option on June 27, 2015 and on June 27, 2022 for the Principal Amount. These long-dated notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little or no interest on the notes and the risk of the notes being called by the issuer prior to the maturity date. **All payments on the notes are subject to the credit risk of HSBC.**

| INDICATIVE TERMS | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Maturity date\*:** | June 27, 2029, or if that day is not a business day, the next succeeding business day. |
| **Aggregate principal amount:** | $ |
| **Payment at maturity:** | On the maturity date, for each note, we will pay you the principal amount of your notes plus any accrued but unpaid interest. |
| **Interest:** | Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. |
| **Interest rate:** | For each interest payment period from and including the original issue date to but excluding the first anniversary of the original issue date (the "fixed rate payment period"): 7.00% per annum. |
| | For each interest payment period from and including the first anniversary of the original issue date to but excluding the maturity date (the "floating rate payment period"): a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by at least 4.25 (to be determined on the pricing date), subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. |
| **Reference rate:** | The 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate |
| **Interest payment periods:** | The period beginning on and including the original issue date and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date. |
| **Interest cap rate:** | 7.00% per annum |
| **Interest floor rate:** | 0.00% per annum |
| **Interest determination dates:** | Two government securities business days immediately preceding the beginning of each interest payment period during the floating rate payment period. |
| **10-Year Constant Maturity Swap Rate:** | The 11:00 a.m. fix of the 10-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 10-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 10-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement. |
| **2-Year Constant Maturity Swap Rate:** | The 11:00 a.m. fix of the 2-Year Constant Maturity Swap Rate as published on Reuters page "ISDAFIX1" on the applicable interest determination date. If, on any interest determination date, the 2-Year Constant Maturity Swap Rate cannot be so determined, the calculation agent will determine the 2-Year Constant Maturity Swap Rate in accordance with the procedures set forth under "Description of Notes—CMS Rate Notes" in the accompanying prospectus supplement. |
| **Call feature:** | The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of Interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date. |
| **Call dates:** | June 27, 2015 and June 27, 2022. |
| **Call notice date:** | 10 business days prior to the applicable call date. |
| **Interest payment dates:** | The 27th calendar day of each March, June, September and December, commencing on September 27, 2014, up to and including the maturity date, provided that if any such day is not a business day, the relevant interest payment shall be made on the next succeeding business day and no additional interest will accrue for the applicable interest payment period from and after the originally scheduled interest payment date. If the maturity date falls on a date that is not a business day, payment of the Interest and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date. |
| **Business day:** | Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York. |
| **Government securities business day:** | Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities. |
| **Stated principal amount:** | $1,000 per note |
| **Issue price:** | $1,000 per note |
| **Pricing date\*:** | On or about June 24, 2014 |
| **Original issue date\*:** | On or about June 27, 2014 (3 business days after the pricing date) |
| **Estimated initial value:** | The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the notes, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any." |
| **CUSIP:** | 40433BEJ3 |
| **ISIN:** | US40433BEJ35 |
| **Listing:** | The notes will not be listed on any securities exchange. |
| **Agent:** | HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)". |

| Commissions and Issue Price: | Price to Public | Fees and Commissions[(1)] | Proceeds to Issuer |
|---|---|---|---|
| **Notes** | $1,000 | $35 | $965 |
| **Total** | $ | $ | $ |

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $35 for each note they sell. See "Supplemental plan of distribution (conflicts of interest)."

**\* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the notes.**

**The estimated initial value of the notes on the pricing date is expected to be between $890 and $930 per notes, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.**

**An investment in the notes involves certain risks. See "Risk Factors" beginning on page 4 of this free writing prospectus and page S-3 of the accompanying prospectus supplement.**

**Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the notes, or determined that this free writing prospectus or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

**HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.**

**You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.**

The prospectus supplement dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

**The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.**

# Investment Summary
## Callable Leveraged Steepener Notes

The Callable Leveraged Steepener Notes due June 27, 2029 (the "notes") are debt securities of HSBC. In the first year of their term, the notes pay interest at a rate of 7.00% per annum. After June 27, 2015, the notes pay interest at a variable rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by at least 4.25 (to be determined on the pricing date), subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. If the 10-Year Constant Maturity Swap Rate minus 2-Year Constant Maturity Swap Rate is less than or equal to 0.00% on the applicable interest determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for the related interest period. All payments on the notes are subject to the credit risk of HSBC.

| | |
|---|---|
| **Maturity:** | Fifteen years, unless the notes are called |
| **Interest rate:** | For the fixed rate payment period: 7.00% per annum. |
| | For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by at least 4.25 (to be determined on the pricing date), subject to the interest cap rate. The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. |
| **Reference rate:** | The 10-Year Constant Maturity Swap Rate less the 2-Year Constant Maturity Swap Rate |
| **Interest cap rate:** | 7.00% per annum |
| **Interest floor rate:** | 0.00% per annum |
| **Call feature:** | The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the call notice dates, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date. If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date. |
| **Call dates:** | June 27, 2015 and June 27, 2022. |

# Hypothetical Examples

During the fixed rate payment period, from and including the original issue date to but excluding the first anniversary of the original issue date, the notes will pay interest at a rate of 7.00% per annum, and on each interest payment date during the fixed rate payment period, you will receive an interest payment in the amount of $17.50 per $1,000 in principal amount of the notes.

During the floating rate payment period, the notes will pay interest at a rate equal to the reference rate times at least 4.25, subject to the interest cap rate. However, in no case will the notes pay interest at a rate that is less than the interest floor rate. The reference rate is equal to the 10-Year Constant Maturity Swap Rate minus the 2-Year Constant Maturity Swap Rate. The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the reference rate, and we cannot predict the reference rate on any interest determination date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the reference rate. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for $1,000.00 in principal amount of the notes, assume that there are 90 days in each quarterly period and reflect the interest cap rate of 7.00% per annum and the interest floor rate of 0.00% per annum.

| Hypothetical Reference Rate | Interest Floor Rate | Interest Cap Rate | Hypothetical Interest Rate Per Annum (Reference Rate x 4.25, subject to the Interest Cap Rate and Interest Floor Rate) | Hypothetical Interest Payment |
|---|---|---|---|---|
| 5.00% | 0.00% | 7.00% | 7.00% | $17.50 |
| 4.00% | 0.00% | 7.00% | 7.00% | $17.50 |
| 3.00% | 0.00% | 7.00% | 7.00% | $17.50 |
| 2.35% | 0.00% | 7.00% | 7.00% | $17.50 |
| 2.00% | 0.00% | 7.00% | 7.00% | $17.50 |
| **1.65%** | **0.00%** | **7.00%** | **7.00%** | **$17.50** |
| 1.50% | 0.00% | 7.00% | 6.38% | $15.94 |
| 1.20% | 0.00% | 7.00% | 5.10% | $12.75 |
| 1.10% | 0.00% | 7.00% | 4.68% | $11.69 |
| 1.00% | 0.00% | 7.00% | 4.25% | $10.63 |
| 0.80% | 0.00% | 7.00% | 3.40% | $8.50 |
| 0.70% | 0.00% | 7.00% | 2.98% | $7.44 |
| 0.50% | 0.00% | 7.00% | 2.13% | $5.31 |
| 0.40% | 0.00% | 7.00% | 1.70% | $4.25 |
| 0.30% | 0.00% | 7.00% | 1.28% | $3.19 |
| 0.20% | 0.00% | 7.00% | 0.85% | $2.13 |
| 0.10% | 0.00% | 7.00% | 0.43% | $1.06 |
| **0.00%** | **0.00%** | **7.00%** | **0.00%** | **$0.00** |
| -1.00% | 0.00% | 7.00% | 0.00% | $0.00 |
| -2.00% | 0.00% | 7.00% | 0.00% | $0.00 |
| -3.00% | 0.00% | 7.00% | 0.00% | $0.00 |
| -5.00% | 0.00% | 7.00% | 0.00% | $0.00 |
| -10.00% | 0.00% | 7.00% | 0.00% | $0.00 |

**Example 1: On an interest determination date, the reference rate times 4.25 is equal to 4.25%.** Because the reference rate times 4.25 is 4.25%, which is less than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is 4.25% per annum, and the interest payment on that interest payment date would be $10.63 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 × Interest Rate × 90/360
= $1,000 × 4.25% × 90/360
= $10.63

**Example 2: On an interest determination date, the reference rate times 4.25 is equal to 15.00%.** Because the reference rate times 4.25 is 15.00%, which is greater than the interest cap rate, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest cap rate of 7.00% per annum, and the interest payment on that interest payment date would be $17.50 per $1,000 in principal amount of the notes, the maximum interest payment on the notes, calculated as follows:

$1,000 × Interest Rate × 90/360
= $1,000 × 7.00% × 90/360
= $17.50

**Example 3: On an interest determination date, the reference rate times 4.25 is equal to -1.00%.** Because the reference rate times 4.25 is -1.00%, which is less than the interest floor rate of 0.00%, the interest rate for the corresponding interest payment date during the floating rate payment period is equal to the interest floor rate of 0.00% per annum, and the interest payment on that interest payment date would be $0.00 per $1,000 in principal amount of the notes:

$1,000 × Interest Rate × 90/360
= $1,000 × 0.00% × 90/360
= $0.00

# Risk Factors

*We urge you to read the section "Risk Factors" on page S-3 of the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.*

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the following section:

> "— Risks relating to all note issuances" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The amount of interest payable quarterly during the floating rate payment period is uncertain and could be equal to the interest floor rate.** You will receive a quarterly interest payment on each interest payment date during the floating rate payment period that accrues at a rate per annum equal to the reference rate times at least 4.25, subject to the interest cap rate of 7.00% per annum and the interest floor rate of 0.00% per annum. The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, on which the reference rate is based, may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to those factors. The effect that any single factor may have on the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate may be partially offset by other factors. We cannot predict the factors that may cause the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate to increase or decrease. A decrease in the 10-Year Constant Maturity Swap Rate during the floating rate payment period may result in a reduction of the applicable interest rate, as may an increase in the 2-Year Constant Maturity Swap Rate. The quarterly interest rate on the notes after June 27, 2015 may be equal to the interest floor rate of 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

- **The notes are not ordinary debt securities and the interest rate is not fixed for any floating rate payment period and is variable.** The interest rate is not fixed for any floating rate payment period but will vary depending on the reference rate, subject to the interest cap rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, does not actually pay at either such rate. We have no control over any fluctuations in the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate.

- **The notes may be called prior to the maturity date.** If the notes are called early, the holding period over which you will receive interest payments could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following our exercise of the call feature. We may choose to call the notes early or choose not to call the notes early, in our sole discretion. In addition, it is more likely that we will call the notes prior to maturity if the 10-Year Constant Maturity Swap Rate substantially exceeds the 2-Year Constant Maturity Swap Rate, if there is a significant decrease in U.S. interest rates, or if there is a significant decrease in the volatility of U.S. interest rates.

- **The notes are not ordinary debt securities, and the reference rate determination presents different investment considerations than fixed rate notes**. If general interest rates rise significantly, you may not expect to earn the interest cap rate during any floating rate payment period because of the method for determining the reference rate. The Reference Rate is determined by taking the 10-Year Constant Maturity Swap Rate and subtracting the 2-Year Constant Maturity Swap Rate. The 10-Year Constant Maturity Swap Rate must exceed the 2-Year Constant Maturity Swap Rate in order for you to earn an interest rate above the interest floor rate. Additionally, increases in the 10-Year Constant Maturity Swap Rate may be offset by corresponding increases in the 2-Year Constant Maturity Swap Rate. You may not benefit from an increase in the 10-Year Constant Maturity Swap Rate if the 2-Year Constant Maturity Swap Rate increases similarly. When determining whether to invest in the notes, you should not focus on the interest cap rate. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

- **Credit risk of HSBC USA Inc.** The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **Your interest rate for each interest payment date during the floating rate payment period is limited by the interest cap rate.** During the floating rate payment period, the interest rate will be capped at the interest cap rate of 7.00% per annum. As a result, you will not participate in any gain in the reference rate if the reference rate times at least 4.25 is greater than 7.00%. Your interest rate will not be greater than the interest cap rate, and, therefore, the maximum quarterly interest payment will be $17.50 for each $1,000 stated principal amount of the notes.

- **The estimated initial value of the notes, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.** The estimated initial value of the notes will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

- **The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes, and the costs associated with structuring and hedging our obligations under the notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the original issue date, the price you receive may be higher than the estimated initial value of the notes.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately six months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

- **The notes lack liquidity.** The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes.** As calculation agent, HSBC or one of its affiliates will determine the 10-Year Constant Maturity Swap Rate, the 2-Year Constant Maturity Swap Rate, and the amount of interest, if any, that will be paid on each interest payment date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.

- **Potential conflicts.** HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

- **The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- **The U.S. federal income tax consequences of an investment in the notes are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a notes, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

- **The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and therefore the value of the notes, may be volatile and will be affected by a number of factors.** The 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate, and therefore the value of the notes, are subject to volatility due to a variety of factors, including but not limited to:
  - interest and yield rates in the market,
  - changes in, or perceptions, about the future 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,
  - general economic conditions,
  - policies of the Federal Reserve Board regarding interest rates,
  - sentiment regarding underlying strength in the U.S. and global economies,
  - expectations regarding the level of price inflation,
  - sentiment regarding credit quality in the U.S. and global credit markets,
  - central bank policy regarding interest rates,
  - inflation and expectations concerning inflation,
  - performance of capital markets,
  - geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate,
  - the time remaining to the maturity of the notes, and
  - the creditworthiness of the Issuer.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. Furthermore, the impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 10-Year Constant Maturity Swap Rate or the 2-Year Constant Maturity Swap Rate could result in the corresponding interest rate decreasing or an interest rate equal to the interest floor rate and thus in the reduction of the interest payable on the notes.

# Information About the Reference Rate

The following graph sets forth the historical performance of the reference rate based on the daily historical closing levels of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate from January 1, 2008 through June 4, 2014. We derived the reference rate from the closing rates of the 10-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate obtained from Bloomberg Professional® Service. We have made no independent inquiry as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The reference rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes for any floating rate payment period.

The reference rate, as derived from data that appeared on Bloomberg Professional® Service on June 4, 2014 was 2.188%. The reference rate as derived from Bloomberg Professional® Service may not be indicative of the reference rate that will be derived from the applicable Reuters page.

**Historical Performance of (i) the 10-Year Constant Maturity Swap Rate less (ii) the 2-Year Constant Maturity Swap Rate**



**Source: Bloomberg Professional® Service**

The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date during the floating rate payment period. We cannot give you assurance that the performance of the reference rate will result in any interest payments after the first year of the term of the notes, or that the notes will provide a satisfactory return on your investment.

# Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

| General Information | |
|---|---|
| **Listing:** | The notes will not be listed on any securities exchange. |
| **CUSIP:** | 40433BEJ3 |
| **ISIN:** | US40433BEJ35 |
| **Denominations:** | $1,000 per note and integral multiples thereof |
| **Minimum ticketing size:** | $10,000 / 10 notes, and increments of $1,000 thereafter |
| **Interest:** | For the fixed rate payment period:  7.00% per annum. |
| | For the floating rate payment period: a rate per annum equal to the greater of (a) the interest floor rate and (b) the reference rate multiplied by at least 4.25 (to be determined on the pricing date), subject to the interest cap rate.  The interest rate with respect to each interest payment period during the floating rate payment period will be reset quarterly on the applicable interest determination date. |
| **Events of default and acceleration:** | If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest, calculated on the basis of 360 day year consisting of twelve thirty day months. |
| | If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus. |
| **Call feature:** | The notes are redeemable at our option, in whole, but not in part, on the call dates, upon notice on or before the applicable call notice date, at an amount that will equal the principal amount of your notes plus accrued but unpaid interest up to, but excluding, the applicable call date.  If the notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any Interest payment in respect of interest payment dates ended on or before the applicable call date. In this case, you will lose the opportunity to continue to be paid interest in respect of interest payment dates ending after the applicable call date. |
| **Payment when offices or settlement systems are closed:** | If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open.  Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay. |
| **Tax considerations:** | You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.  The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes.   This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. |
| | There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes.  Based on current market conditions as of the date hereof, we intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes.  Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes and, based on current market conditions as of the date hereof, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the notes as contingent payment debt instruments.   We may, however, based on market conditions as of the pricing date intend to treat the notes as variable rate debt instruments, in which case they will be taxed in the manner described in the section "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Variable Rate Debt Instruments" of the accompanying prospectus supplement. Assuming, however, for purposes of the discussion below, the notes are treated as contingent payment debt instruments, a U.S. holder (as defined in the accompanying prospectus supplement) will be required to include original issue discount ("OID") in gross income each year, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. |
| | Based on the factors described in the section, "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement, in order to illustrate the application of the noncontingent bond method to the notes, we have estimated that the comparable yield of the notes, solely for U.S. federal income tax purposes, will be 4.06% per annum (compounded quarterly). In addition, we have computed a "projected payment schedule" that produces the comparable yield and includes the projected amount of the interest payments.   Further, based upon the method described in the |

section, "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for notes that have a principal amount of $1,000.00 and an issue price of $1,000.00 consists of 4 quarterly payments of $17.50 for the first year and of 4 quarterly payments of $9.46 for each year thereafter until maturity, except that the final projected payment at maturity is scheduled to be $1,009.46.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a note for $1,000.00 and holds the note until maturity will, subject to the adjustments described below, be required to pay taxes on the following amounts of ordinary income in respect of the notes in each year:

| Year | OID Income |
|------|------------|
| 2014 | $20.69 |
| 2015 | $39.65 |
| 2016 | $39.49 |
| 2017 | $39.55 |
| 2018 | $39.63 |
| 2019 | $39.69 |
| 2020 | $39.78 |
| 2021 | $39.86 |
| 2022 | $39.94 |
| 2023 | $40.02 |
| 2024 | $40.12 |
| 2025 | $40.21 |
| 2026 | $40.31 |
| 2027 | $40.41 |
| 2028 | $40.52 |
| 2029 | $19.85 |

However, if the actual amount of interest payments in a taxable year is different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals when such amounts are paid. Adjustments arising from interest payments that are greater than the projected amounts of those payments are referred to as "positive adjustments"; adjustments arising from interest payments that are less than the projected amounts are referred to as "negative adjustments." Any net positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on the note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years. The balance, if any, is treated as a negative adjustment in subsequent taxable years. To the extent that it has not previously been taken into account, an excess negative adjustment reduces the amount realized upon a sale, exchange, or retirement of the note.

U.S. holders should also note that the actual comparable yield may be different than as provided in this summary depending upon market conditions on the date the notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule, as determined by us, by submitting a written request to: Wealth Management Sales, HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE

FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

| | |
|---|---|
| **Calculation agent:** | HSBC USA Inc., or one of its affiliates. |
| **Supplemental plan of distribution (conflicts of interest)**: | Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the notes and will receive a fee of up to $35 per $1,000 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $35 for each notes they sell. |
| | In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. |
| | See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement. |
| **Where you can find more information**: | This free writing prospectus relates to an offering of securities linked to the Constant Maturity Swap Rates identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of the notes relates to the Constant Maturity Swap Rates identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Constant Maturity Swap Rates or as to the suitability of an investment in the notes. |
| | HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049. |
| | You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or the prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein and on page S-3 of the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. |
| | You may access these documents on the SEC web site at www.sec.gov as follows: |
| | The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm |
| | The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm |

*This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.*